

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 12, 2017

Christopher J. May
Vice President and Chief Financial Officer
American Axle & Manufacturing Holdings, Inc.
One Dauch Drive
Detroit, MI 48211-1198

>   **Re: American Axle & Manufacturing Holdings, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed December 19, 2016**
>   **File No. 333-215161**

Dear Mr. May:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We refer to our letter dated December 30, 2016 relating to the Metaldyne Performance Group Inc. Form 10-K for the fiscal year ended December 31, 2015. Please be advised that we will not be in a position to accelerate the effective date of this registration statement until we have resolved all outstanding comments on the Metaldyne Form 10-K.

2. Please provide us copies of the "board books" and any other materials provided to the board and management of American Axle and Metaldyne, respectively, in connection with the proposed transaction, including all presentations made by the financial advisors.

The Merger, page 58

Background of the Merger, page 58

3. Please briefly describe the strategic alternatives considered by the MPG board with the assistance of BofA Merrill Lynch in the discussions on June 7, October 30, and November 1, 2016 and why those alternatives were not pursued.

Opinion of AAM's Financial Advisor, page 79

Precedent Transaction Analysis, page 83

4. Please briefly describe the criteria Greenhill used to determine the precedent transactions selected by it for use in this analysis. Please similarly revise the description of the selected precedent transactions analysis conducted by BofA Merrill Lynch on page 90.

5. Please quantify the amount Greenhill was reimbursed by AAM for the out-of-pocket expenses referenced in the second full paragraph on page 85.

Certain Unaudited Prospective Financial Information of AAM and MPG, page 97

6. You state in the second sentence of the second full paragraph on page 99 that "[n]one of AAM, MPG or their respective affiliates or advisors assumes any responsibility to stockholders of AAM or MPG for the accuracy of this information." While the staff does not object to the inclusion of qualifying language with respect to such projections, it is inappropriate to disclaim responsibility for disclosure appearing in the joint proxy statement/prospectus. Please revise accordingly. Please similarly revise the carryover paragraph beginning at the bottom of page 100.

Financing Relating to the Merger, page 121

7. Please disclose any material financial covenants, to the extent determined, under the commitment letter with JPMorgan and the facilities to be entered into in connection with the merger. Additionally, please file the commitment letter as an exhibit to your amended registration statement. See Item 21(a) of Form S-4 and Item 601(b)(10) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or me at (202) 551-3584 with any questions you may have.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Lisa L. Jacobs
        Shearman & Sterling LLP